August 31, 2017

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Russell Mancuso, Branch Chief, Office of Electronics and Machinery Brian Cascio, Accounting Branch Chief Julie Sherman Tom Jones

Re:	BioCardia, Inc. Registration Statement on Form S-3 Originally Filed on May 19, 2017 File No. 333-218124 Acceleration Request
Requested Date: September 1, 2017 Requested Time: 2:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioCardia, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-218124) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Lance E. Brady at (650) 565-3836 or emailing him at lbrady@wsgr.com.

In connection with the acceleration request, the Company hereby acknowledges that:

●

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, BioCardia, Inc. /s/ David McClung David McClung Vice President of Finance

cc:           Peter Altman,

President and Chief Executive Officer

Michael J. Danaher,

Wilson Sonsini Goodrich & Rosati, P.C.

Lance E. Brady,

Wilson Sonsini Goodrich & Rosati, P.C.